Exhibit 99.78

IPA Awarded US$1.5M Bioscience Innovation Grant for Coronavirus Research from the North Dakota Department of Agriculture

VICTORIA, BC, July 28, 2020 /CNW/ -IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSXV: IPA) (OTCQB: IPATF) (FSE:TQB2), a best-in-class therapeutic antibody discovery company for the global industry, is pleased to announce that the Agriculture Commissioner Doug Goehring announced grants totaling $4.4 million have been awarded to foster the growth of bioscience industry in North Dakota in the area of coronavirus research.

ImmunoPrecise Antibodies (USA) Ltd. and its subsidiary Talem Therapeutics, LLC, received US$1.5 million for the development of antibody therapeutics against SARS-CoV-2.

“The grants will help companies’ partner, assist and develop technologies to benefit coronavirus research, virus screening technologies, antibody therapies, immunotherapies and sanitation technologies,” Goehring said.

The state Emergency Commission approved $5 million in funding from the coronavirus relief bill for coronavirus research.

The Company reports that it has also applied for federal funding to support the clinical manufacturing of the anti-SARS-CoV-2 therapeutics and that it continues to seek funds for clinical trials as well as for long-term monitoring and rapid protection against coronavirus and other emerging and infectious diseases.

“We are honored to receive this important grant from the North Dakota Department of Agriculture as our scientists work tirelessly to advance efficacious solutions for this public-health emergency,” stated Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies. “This grant will be a tremendous support to our North Dakota teams and our scientists in the discovery and development of the most promising neutralizing candidates to treat COVID.”

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery and development organization specializing in species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements and include the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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%SEDAR: 00005542E

For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 08:23e 28-JUL-20